THE LIFE INSURANCE COMPANY OF VIRGINIA
                 INSURANCE RIDER FOR ADDITIONAL INSURED PERSON

This rider provides adjustable insurance on an additional insured person. We will pay the insurance to the beneficiary named in the application for this rider, unless another beneficiary has been designated and that designation is effective when the insurance is payable. If no beneficiary survives the additional insured person, the insurance will be paid to you or your estate.

Additional insured person means the person so named in the application for this rider and also named in the policy data pages. The insurance is payable at the death of the additional insured person while this rider is in effect.

Amount of Insurance
The amount of insurance is shown in the policy data pages.

Change in Existing Amount of Insurance
After this rider has been in effect for one year, you can increase or decrease the amount of insurance. To make a change, send a written request and the Policy to our Home Office.

Decrease
Any decrease will become effective on the Monthly Anniversary Day after the date we receive the request. The decrease will first apply to coverage provided by the most recent increase, then to the next most recent increases successively, then to coverage provided under the original application. The least amount that may be in effect after a change is $10,000.

Increase
To apply for an increase you must submit a supplemental application. You will have to submit evidence satisfactory to us that the additional insured person is insurable. Any approved increase will become effective on the date shown in the supplemental policy data page. Any increase will be subject to deduction of the first month's cost of increased insurance from the Account Value of this Policy. Any increase will be limited by the company's rules in effect at the time of the change.

When this Rider is Effective
This rider goes into effect on the policy date, unless another effective date is shown in the policy data pages.

This rider will end:
        o  on the death of the Insured; or

        o  if the Policy is surrendered; or

        o  if you send us a written request to end the rider; or

        o  if the Policy ends; or

        o on the policy anniversary nearest the additional insured person's 100th birthday.

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Misstatement of Age or Sex
If the age or sex of the additional insured person was misstated in the application for this rider, the proceeds and benefits will be adjusted. We will adjust proceeds and benefits by the difference between the actual monthly cost of insurance and the monthly cost of insurance that should have been deducted at the true age or sex.

Suicide
If the additional insured person under this rider dies from suicide, while sane or insane, within two years from the effective date of coverage under this rider, our liability will be limited to the total cost of insurance for this rider for the months it is in force. If the additional insured person under this rider dies from suicide within two years from the effective date of an increase in the existing amount of insurance, our liability with respect to that increase will be limited to the total cost of insurance for that increase for the months the amount of increase is in force.

Exchanging this Rider for an Insurance Policy
While this rider is in effect, you can exchange it for a new policy. We will not require any new evidence of insurability. To exchange this rider, send us a written request and the Policy. This rider will end and the new policy will go into effect on the Monthly Anniversary Day after we receive the request. This cannot be later than the policy anniversary nearest the additional insured person's 70th birthday. The full first premium must be paid before the new policy will go into effect. If the exchange takes place within two years of the effective date of this rider, we will rely on representations in the application for this rider. We cannot contest coverage under the new policy if death occurs after the two-year period following the effective date of coverage under this rider. The new policy may be any plan of insurance we then offer for exchanges. There will be at least one plan available. Premiums for the new policy will be at rates then in effect for the additional Insured's sex and attained age. The new policy will be subject to our rules on frequency of premium payment, minimum premium and plan availability at the age of exchange. The amount of insurance under the new policy will be the amount of insurance under this rider on the effective date. A smaller amount of insurance may be arranged with our consent. The new policy will include all provisions we regularly use in such policies on the policy date. The new policy will not include any supplementary riders unless we agree.

Death of the Insured
If you are not the Insured, and this rider ends because of the death of the Insured, we will issue to you a new policy on the life of the additional insured person. The requirements and provisions under Exchanging this Rider for an Insurance Policy will apply. We must receive a written request within 30 days after the Insured's death. If the Insured's date of death is the 29th, 30th, or 31st day of a calendar month, the new policy will be effective on the first day of the following calendar month. Otherwise, the new policy will be effective on the date of the Insured's death.

If you are the Insured and this rider ends because of your death, the additional insured person may request the new policy. In this case, the additional insured person will own the new policy. If the additional insured person dies within 30

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days after the Insured, and if a new policy has not been requested, we will pay the amount of insurance that would have been paid under this rider had it not ended. Our payment will be made as if this rider was still in effect.

Limits on Effect of Other Riders
No benefit rider, other than a Disability Benefit Rider, will affect this rider. This rider will not increase the benefits paid under any other rider.

Limits on Contesting this Rider
We will not contest the amount of insurance originally provided by this rider after it has been in effect during the additional insured person's life for two years.

Cost of this Rider
This rider is issued in consideration of the application and the inclusion of its monthly cost of insurance in the Policy's monthly deduction.

The monthly cost of insurance for this rider is (1) multiplied by (2) where:
    (1)`is the cost of insurance rate for this rider; and
    (2)`is the amount of insurance for this rider, divided by 1000.

Cost of Insurance Rate
The monthly rate is based on the additional insured person's sex, issue age, policy duration and risk class. The rates are determined by us according to expectations of future mortality. We can change the rates from time to time, but they will never be more than the maximum rates shown in the Table of Guaranteed Maximum Insurance Rates. A change in rates will apply to all persons of the same age, sex and risk class and whose policies have been in effect for the same length of time.

Reinstatement
You may reinstate this rider at the same time and under the same conditions as the Policy. We require evidence satisfactory to us that the additional insured person is insurable.
This rider has no account value.
This rider is subject to the provisions of the Policy.
For The Life Insurance Company of Virginia


                                                                   President